Filed pursuant to Rule 424(b)(3)
Registration No. 333-89528

LendingTree, Inc.

500,000 Shares of Common Stock

     This prospectus relates to 500,000 shares of our common stock that may be offered for sale by selling stockholders. The shares offered hereby were acquired by the selling stockholders in a private placement that we completed on April 16, 2002.

     We have agreed to bear all expenses, other than broker’s commissions and similar charges or fees, in connection with the registration and sale of the shares of common stock being offered by this prospectus.

     The price at which the selling stockholders may sell the shares of common stock being offered by this prospectus will be determined by reference to the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares of common stock being offered by this prospectus.

     Our common stock is listed on the Nasdaq National Market under the symbol “TREE.” The last reported sales price for our common stock on the Nasdaq National Market on June 10, 2002 was $13.36 per share. You are urged to obtain current market quotations for our common stock.

The Securities Offered Hereby Involve a High Degree of Risk.
See “Risk Factors” Beginning at Page 3.

     These securities have not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     The shares of common stock offered hereby are not savings accounts, deposits or other obligations of any savings bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

The date of this prospectus is June 11, 2002

LENDINGTREE, INC.

ABOUT THIS PROSPECTUS

     You should rely only on the information contained in or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information. Neither LendingTree nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of the documents.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

     This prospectus, including the documents that are incorporated by reference, contains certain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, that represent our expectations or beliefs concerning future events or projected financial results. Words such as “expect,” “anticipate,” “estimate,” “intend,” “believe,” “plan” and similar expressions are used to identify these forward-looking statements. Such forward-looking statements are about matters that are inherently subject to risks and uncertainties. Factors that could influence the matters discussed in certain forward-looking statements include the timing and amount of revenue that may be recognized by us, continuation of current expense trends, absence of unforeseen changes in our markets, continued acceptance of our services and products, and general changes in the economy. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements whenever they appear in this prospectus. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under the section captioned “Risk Factors” in this prospectus as well as those cautionary statements and other factors set forth elsewhere herein and in the documents incorporated herein by reference.

PROSPECTUS SUMMARY

     This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section and the documents that we incorporate by reference into this prospectus, before making an investment decision.

LendingTree, Inc.

     LendingTree, Inc. was incorporated in the State of Delaware on June 7, 1996 and commenced nationwide operations on July 1, 1998. Our mailing address is 11115 Rushmore Drive, Charlotte, North Carolina 28277 and our telephone number is (704) 541-5351.

     We are an online exchange connecting consumers with lenders, real estate agents or other service providers. We attract consumers to our Website at www.lendingtree.com through various forms of offline and online advertising and arrangements with other online businesses. Our exchange is designed to empower consumers, lenders and real estate agents with convenience, choice and value. Our technology platform, Lend-XSM, is the technology that powers our Internet based exchange.

     Once on our Lending Exchange, consumers begin the process by completing a simple online credit request, or a qualification form. After the consumer completes the qualification form, our Lend-X technology automatically retrieves the credit score for the particular consumer. The consumers’ data and credit score are then automatically compared to the underwriting criteria of the more than 150 banks, lenders and loan brokers (“Lenders”) participating on our Lending Exchange. Qualified consumers can receive multiple loan offers on-line in response to a single credit request and then compare, review and accept the offer that best suits their needs. Lenders can generate new business that meets their specific underwriting criteria at a lower cost of acquisition than traditional marketing channels. Our Lending Exchange encompasses most consumer credit categories, including mortgages, home equity loans, automobile loans, credit cards, and personal loans.

     Through our Realty Services Exchange we enable consumers to complete one simple form describing their realty needs and then choose a real estate professional in their local area. Our Realty Services Exchange is made up of approximately 7,000 real estate professionals who represent 650 real estate companies nationwide. We also provide access, through our Website, to other services related to owning, maintaining and buying and selling a home.

     We earn revenue from the Lenders participating in our network that pay us fees for qualification forms that meet their underwriting criteria and are transmitted to them (transmit fees). Since a qualification form can be transmitted to more than one lender, we may generate multiple transmit fees for the same form. We also earn revenue for loans that the Lenders on our network close with consumers that we transmitted to them (closed-loan fees). Additionally, in most states, real estate brokers participating in our network pay us a fee when consumers’ requests that we transmit to them result in a purchase or sale of a home. We refer to the aggregate of these fees as our Exchange revenue.

     We also license and host our Lend-X technology platform for use by other businesses. This enables these businesses to create their own customized co-branded or private-labeled lending exchanges. These exchanges, powered by Lend-X, may be single lender or multi-lender marketplaces or may provide access to the LendingTree exchange with more than 150 participating Lenders. Through these Lend-X relationships, we can earn revenue both from technology fees related to customizing, licensing and hosting the third party exchange, as well as from transactional fees resulting from the volume processed through such exchanges.

     Use of Proceeds

     All sales of our common stock covered by this prospectus will be by and for the account of the selling stockholders listed on page 15 of this prospectus. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

The Offering

Common stock LendingTree is offering	None

Common stock that may be offered by selling stockholders	Up to 500,000

Nasdaq symbol for common stock	TREE

RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained and incorporated by reference in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In this case, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Financial Condition

     Our Limited Operating History Makes Our Business and Prospects Difficult to Evaluate.

     We have a limited operating history. We were formed in 1996 and began serving consumers across the United States in July 1998. There is no significant historical basis to assess how we will respond to competitive, economic or technological challenges. Our business and prospects must be considered in light of the risks and uncertainties frequently encountered by companies in the early stages of development, particularly companies like ours that operate in new and rapidly developing online marketplaces. Our failure to address these risks and uncertainties could materially impact our results of operations and financial condition.

     We Have A History of Losses.

     We have never been profitable. We incurred losses from operations of approximately $27.8 million in 2001 and $0.7 million for the three month period ending March 31, 2002. As of March 31, 2002 we had an accumulated net deficit of approximately $127.8 million. Based on our operating plans and primarily as a result of revenue growth, management anticipates we will be able to achieve positive net income for 2002. If our revenue grows at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not achieve or sustain profitability.

     The Long-Term Viability of Our Business Model is Unproven and Could Fail.

     The long-term viability of our business model and profit potential are unproven and no assurances can be made that we will be able to achieve or sustain profitability. Our revenue model depends heavily on revenue generated from Lenders participating in our network who pay us fees based upon their receipt of credit requests (referred to as transmission fees) and fees based upon loan closings (referred to as closed-loan fees). We also license our Lend-X technology to other companies who can create single and multi-lender online marketplaces. We have rapidly achieved broad market acceptance of our service by both Lenders and consumers who have traditionally used other means to loan and borrow money. However, to achieve and maintain profitability, we must maintain this broad market acceptance. In addition, although we have attracted a sufficient number of consumers with credit profiles targeted by our Lenders and the revenue per consumer has exceeded the cost of attracting such consumer, there is no guarantee that we will continue to be able to attract sufficient customers or that the revenue per customer will exceed the costs of attracting the customer. We cannot accurately predict what, if any, changes we would make to our business model in response to any uncertainties in the online lending market.

     Use of Estimates and Judgments

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and refine our judgments on an ongoing basis as actual results and experiences develop.

     The significant accounting policies listed in the notes to our consolidated financial statements, which are incorporated by reference herein, affect our estimates and judgments in preparing the consolidated financial statements. The most significant of these accounting policies affect our results of operations and financial condition in the following ways:

•	For most of our Lend-X technology arrangements, we host our Lend-X technology for use by third parties that pay us various fees for the right to access and use our software. For each arrangement we estimate the term that the customer will use our services and recognize the applicable revenue over that period if it is longer than the stated term of the related contract.

•	At March 31, 2002, we had $3.1 million of intangible assets, net of accumulated amortization on our balance sheet. We are amortizing these assets over their estimated useful lives ranging from 2 to 3.75 years. We estimate the useful lives of these assets considering our expected use of the assets, technological advances and the competitive environment.

•	We estimate liabilities for payouts under various consumer promotional programs. In order to estimate the expected payout for any period, we consider historical payout levels, the number of consumers the promotions are being offered to and the rate at which consumers have historically responded to the promotions.

It is possible that our estimates in connection with these accounting policies will be incorrect or need adjustment. If this occurs, our results of operations and financial condition could be materially and adversely affected.

     Our Operating Results May Be Negatively Impacted By Fluctuations in Interest Rates.

     Although we have historically demonstrated growth during periods of both rising and falling interest rates, future-operating results may be negatively impacted by fluctuations in key interest rates.

     During 2001, revenue earned from mortgages (which has traditionally been a market segment that is greatly impacted by changes in interest rates) represented approximately 40% of our total revenue. While interest rates during this period were generally falling, our business continued to show increases in website traffic, transmitted qualification forms for mortgages and revenue from closed-loan fees from mortgages.

     Conversely, during 1999 and through the middle of 2000, interest rates were generally increasing and our business nonetheless continued to show increases in website traffic, transmitted qualification forms and revenue from closed-loan fees. However, there can be no assurances that during future periods of rising interest rates we will not experience a decline in consumer traffic to our website due to shrinking credit demand. Conversely, during periods of increased credit demand (which are typically associated with falling interest rates) Lenders may have less incentive to use our marketplace because of the increased volume of loan requests from their traditional channels. Either of these events could negatively affect our results of operations and we cannot assess the effects of interest rates on our business over a broad range of interest rate environments.

     Our Quarterly Operating Results Are Not an Indication of Our Future Results.

     Our quarterly operating results may fluctuate significantly in the future due to a variety of factors that affect our revenue or expenses in any particular quarter. Our quarterly results will fluctuate in part based on the demand for and supply of consumer loans, which are a function of seasonal and other fluctuations in interest rates and related economic factors, all of which are outside of our control. These temporary fluctuations could adversely affect our business. If revenue falls below our expectations in any quarter and we are unable to quickly reduce our spending in response, our operating results would be lower than expected.

     In addition, we expect that as our business matures we will experience seasonal fluctuations in our operating results due to fluctuations in consumer credit markets during the year and from year to year. For example, home buying behavior is seasonal. Typically there are a greater number of mortgage closings in the second and third quarters of a year as compared to the first and fourth quarters. Because of our limited operating history, it has not been possible for us to assess the impact of seasonality on our business.

     We May Not be Able to Achieve Our Projected Operating Results, Which Could Cause a Decline in Our Stock Price.

     From time to time, we publish financial and operational projections and forecasts. These projections and forecasts are based on various assumptions and our best and most informed estimates at the time of preparation. However, we can offer no assurance that the assumptions and estimates will prove accurate or that the projections and forecasts will be achieved. Additionally, financial and operating results for future periods are never perfectly predictable even in the most certain of economic times, and we expect to continue to experience fluctuations in our quarterly results and in our guidance, when provided, for financial and operational performance in future periods. Failure to achieve projected or forecasted results and fluctuations in our financial and operating results could have an adverse impact on the market price of our common stock.

     Certain of Our Assets are Subject to Encumbrances.

     Important components of our intellectual property are subject to an amended software customization, license and services agreement with the Federal Home Loan Mortgage Corporation, or Freddie Mac. Pursuant to this agreement, a version of our core software that was customized to operate according to certain standards established by Freddie Mac will be released to Freddie Mac from escrow if we fail to meet specified repayment obligations, financial covenants or reporting requirements contained in our revolving credit facility with Freddie Mac.

     A covenant in one of our capital lease agreements requires that we maintain a cash and cash equivalents balance of at least $3.0 million throughout the term of the lease. If our cash balance falls below $3.0 million at the end of a measurement period, we will be required to collateralize the balance of the lease with cash. As of March 31, 2002, the remaining payments under this lease were approximately $0.5 million.

     Under our revolving credit facility with GE we have pledged our accounts receivable as collateral to secure our borrowings.

Risks Related To Our Markets And Strategy

     Our Future Success Is Dependent Upon Increased Acceptance Of The Internet By Consumers And Lenders As A Medium For Lending.

     Increased consumer use of the Internet is subject to uncertainty. If consumer and lender acceptance of our online exchange does not increase, our business will not succeed. The online lending market is new and rapidly developing. The adoption of online lending, in general, and our exchange, in particular, requires the acceptance of a new way of conducting business, exchanging information and applying for credit by consumers, as well as acceptance by Lenders that have historically relied upon traditional lending methods. As a result, we cannot be sure that we will be able to compete effectively with traditional borrowing and lending methods.

     Lenders In Our Network Are Not Precluded From Offering Consumer Credit Products Outside Our Exchange.

     If a significant number of our potential consumers are able to obtain loans from our participating Lenders without utilizing our service, our ability to generate revenue may be limited. Because we do not have exclusive relationships with the Lenders whose loan products are offered on our online exchange, consumers may obtain offers and loans from these Lenders without using our service. Our Lenders can offer their products directly to consumers through brokers, mass marketing campaigns, or through other traditional methods of credit distribution. These Lenders can also offer their products over the Internet without using our Lend-X technology either directly to prospective borrowers, through one or more of our online competitors or a combination of such methods.

     If Our Participating Lenders Do Not Provide Competitive Levels Of Service To Consumers, Our Brand Will Be Harmed And Our Ability To Attract Consumers To Our Website Will Be Limited.

     Our ability to provide a high-quality borrowing experience depends in part on consumers receiving competitive levels of convenience, customer service, pricing terms and responsiveness from our participating Lenders. If our participating Lenders do not provide consumers with competitive levels of convenience, customer service, pricing terms and responsiveness, the value of our brand may be harmed, our ability to attract consumers to our website may be limited and the number of consumers using our service may decline.

     We May Not Be Able To Manage Our Expanding Operations Effectively.

     We have recently experienced a period of rapid expansion. In order to execute our business plan, we must continue to expand significantly. Our inability to expand our operations in an efficient manner could cause our expenses to grow disproportionately to our revenue, or revenue to decline or grow more slowly than expected, or could otherwise have a material adverse effect on our business and the value of your investment. Our anticipated future growth will continue to place a significant strain on our management, systems and resources. We will need to continue to expand and maintain close coordination among our technical, accounting, finance and sales and marketing departments. We may not succeed in these efforts.

     If We Are Unable To Maintain Our Brand Recognition, Consumer And Lender Demand For Our Services May Decrease.

     If we fail to promote and maintain our brand successfully, or incur significant expenses in promoting our brand and fail to generate a corresponding increase in revenue as a result of our branding efforts, our business could be materially and adversely affected. We believe we have successfully built a recognizable brand. We believe that continuing to build and maintain brand awareness of the LendingTree exchange and Lend-X is critical to achieving increased demand for our service. Brand recognition is a key differentiating factor among providers of online lending services, and we believe it will be increasingly important as competition intensifies. In order to increase our brand awareness, we must succeed in our marketing efforts, provide high-quality services and increase the number of consumers using our exchange. If visitors to our website do not perceive our existing service to be of high quality or if we alter or modify our existing service, introduce new services or enter into new business ventures that are not favorably received, the value of our brand could be diluted, which could decrease the attractiveness of our service to consumers and Lenders.

     Our Business Could Suffer If We Lose The Services Of Mr. Lebda.

     If we lose the services of Douglas Lebda, our founder, Chief Executive Officer and a director, our ability to expand our business may be compromised. Mr. Lebda has been instrumental in determining our strategic direction and focus and in promoting the concept of an Internet-based lending exchange for consumers and Lenders. We do not maintain key person insurance on Mr. Lebda.

Risks Related To The Internet And Our Technology Infrastructure

     We May Experience Reduced Visitor Traffic, Reduced Revenue And Harm To Our Reputation In The Event Of Unexpected Network Interruptions Caused By System Failures.

     Any significant failure to maintain the satisfactory performance, reliability, security and availability of our website, filtering systems or network infrastructure may cause significant harm to our reputation, our ability to attract and maintain a high volume of visitors to our website, and to attract and retain participating consumers and Lenders. Our revenue depends in large part on the number of credit requests submitted by consumers. Any system interruptions that result in the inability of consumers to submit these credit requests, or more generally the unavailability of our service offerings, could have an adverse impact on our revenue. In addition, we believe that consumers who have a negative experience with our website may be reluctant to return to our website or recommend LendingTree to other potential consumers. If an outage occurs, it may severely harm our reputation and our ability to offer our services. Our computer hardware is located in leased facilities in Beltsville, Maryland. If this location experienced a system failure, the performance of our website would be interrupted. These systems are also vulnerable to damage from fire, floods, power loss, telecommunications failures, break-ins and similar events. Our insurance policies may not compensate us for any losses that may occur as a result of any failures or interruptions in our systems. Any extended period of disruptions could materially and adversely affect our business, results of operations and financial condition.

     Breaches Of Our Network Security Could Subject Us To Increased Operating Costs As Well As Litigation And Other Liabilities.

     Any penetration of our network security or other misappropriation of our users’ personal information could cause interruptions in our operations and subject us to liability. Claims against us could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation and financial liability. Security breaches could also damage our reputation with our consumers, Lenders, brokers and service providers. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology that we use to protect consumer transaction data. We cannot guarantee that our security measures will prevent security breaches. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences.

     Failure To Protect Our Intellectual Property Rights Could Impair Our Ability To Compete Effectively.

     Failure to protect our intellectual property could harm our brand and our reputation, devalue our content in the eyes of our customers and adversely affect our ability to compete effectively. Further, enforcing or defending our intellectual property rights, including our service marks, patent applications, copyrights and trade secrets, could result in the expenditure of significant financial and managerial resources. We regard our intellectual property as important to our success. To protect the rights to our intellectual property, we rely on a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements, and other contractual arrangements with our employees, affiliates, clients and others. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or diminish the value of our trademarks and other proprietary rights. We have applied for a U.S. patent and filed a Patent Cooperation Treaty international patent application on our Lend-X technology and our online loan market process. While the number of software and business method patents issued by the U.S. Patent and Trademark Office has been growing substantially in recent years, there is still a significant degree of uncertainty associated with these patents. It is possible that our patent applications will be denied or granted in a very limited manner such that they offer little or no basis for us to deter competitors from employing similar technology or processes or do not allow us to defend against third party claims of patent infringement.

Risks Related To Legal And Regulatory Uncertainty

     As an online lending exchange we may be liable as a result of information retrieved from our website or the websites of businesses with which we maintain relationships. We may be subject to legal claims relating to information that is published or made available on our website and the other websites linked to it. Our service may subject us to potential liabilities or claims resulting from:

•	Lost or misdirected messages from our network Lenders, consumers or vendors;

•	Illegal or fraudulent use of e-mail; or

•	Interruptions or delays in transmission of qualification forms or Lenders’ offers.

     In addition, we could incur significant costs in investigating and defending such claims, even if we are ultimately are not found liable. If any of these events occur, our business could be materially and adversely affected.

     Failure To Comply With Laws Governing Our Services Or Material Changes In The Regulatory Environment Relating To The Internet Could Have A Material Adverse Effect On Our Business.

     The loan products and services available through our website and the real estate agent referral and other business relationships in which we operate essentially as a non-processing mortgage broker are subject to extensive regulation by various federal and state governmental authorities. Because of uncertainties as to the applicability of some of these laws and regulations to the Internet and, more specifically, to our business, and considering our business has evolved and expanded in a relatively short period of time, we may not always have been, and may not always be, in compliance with applicable federal and state laws and regulations. Failure to comply with the laws and regulatory requirements of federal and state regulatory authorities may result in, among other things, revocation of required licenses or registrations, loss of approved status, termination of contracts without compensation, loss of exempt status, indemnification liability to Lenders and others doing business with us, administrative enforcement, actions and fines, class action lawsuits, cease and desist orders, and civil and criminal liability. The occurrence of one or more of these events could materially and adversely affect our business and results of operations.

     Many States Require Us To Obtain Licenses To Offer Many Of Our Products And We Have Not Obtained Those Licenses In Every State.

     Many, but not all, states require licenses to solicit or broker to residents of those states loans secured by residential mortgages and other consumer loans, including credit card, automobile and personal loans. We are currently neither licensed nor able to accept credit requests for all loan products in every state. We are not currently accepting credit requests for loan products from residents of states in which we are not licensed to provide those products. In many of the states in which we are licensed, we are subject to examination by regulators. In addition, we are required to obtain real estate broker licenses, additional mortgage broker licenses and individual call center personnel licenses in numerous states. Failure to obtain these licenses and approvals could prevent us from receiving fees from the real estate agent referral and mortgage services programs we offer and may subject us to the types of fines, forfeitures and litigation discussed above. As a computer loan origination system or mortgage broker conducting business through the Internet, we face an additional level of regulatory risk given that most of the laws governing lending transactions have not been substantially revised or updated to fully accommodate electronic commerce. Until these laws, rules and regulations are revised to clarify their applicability to transactions conducted through electronic commerce, any company providing loan-related services through the Internet or other means of electronic commerce will face compliance uncertainty. Federal law, for example, generally prohibits the payment or receipt of referral fees in connection with residential mortgage loan transactions. The applicability of existing or future referral fee prohibitions to the compensation provisions of fee advertising, marketing, distribution and cyberspace rental arrangements used by online companies like us may have the effect of reducing the types and amounts of fees that we may charge or pay in connection with real estate-secured products.

     Because Some State Regulations Impose Filing Obligations On Some Of Our Largest Stockholders And Customers, We May Be Unable To Obtain Or Maintain Necessary Licenses In These States For Reasons Beyond Our Control If Any Of These Parties Fail To Comply With These Filing Obligations.

     Regulations promulgated by some states may impose compliance obligations on any person who acquires 10% or more of our common stock, including requiring that person to periodically file financial and other personal and business information. If any person acquires 10% or more of our common stock and refuses or fails to comply with these requirements, we may not be able to obtain a license and existing licensing arrangements in particular states may be jeopardized. The inability to obtain, or the loss of, required licenses could have a material adverse effect on our operations or financial condition. The parties conducting business with us, such as Lenders and other website operators, similarly may be subject to federal and state regulation. These parties act as independent contractors and not as our agents in their solicitations and transactions with consumers. Consequently, we cannot ensure that these entities will comply with applicable laws and regulations at all times. Failure on the part of a lender or other website operator to comply with these laws or regulations could result in, among other things, claims of vicarious liability or a negative impact on our reputation. The occurrence of one or more of these events could materially and adversely affect our business, results of operation and financial condition.

     Regulation Of The Internet Is Unsettled, And Future Regulations Could Inhibit The Growth Of The Internet, Decrease The Number Of Visitors To Our Website Or Otherwise Materially And Adversely Affect Our Business.

     Existing laws and regulations specifically regulate communications and commerce on the Internet. Additional laws and regulations that address issues such as user privacy, pricing, online content regulation, online real estate referral services, taxation, and the characteristics and quality of online products and services are under consideration by federal, state and local governments and agencies. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to the regulation of long distance telephone carriers and to impose access fees on such companies. This regulation, if imposed, could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement and personal privacy are applicable to the Internet. Many of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. The Federal Trade Commission and government agencies in certain states have been investigating Internet companies regarding their use of personal information. We could incur additional expenses if any new regulations regarding the use of personal information are introduced or if these agencies choose to investigate our privacy practices. Any new laws or regulations relating to the Internet, or new application or interpretation of existing laws, could inhibit the growth of the Internet as a medium for commerce or credit procurement which could, in turn, decrease the demand for our service or otherwise materially and adversely affect our business, results of operation and financial condition.

     We May Be Limited Or Restricted In The Way We Establish And Maintain Our Online Relationships By Laws Generally Applicable To Our Business.

     The Real Estate Settlement Procedures Act, or RESPA, and related regulations generally prohibit the payment or receipt of fees or any other item of value for the referral of a real estate-secured loan to a loan broker or lender. RESPA and the related regulations also prohibit fee shares or splits or unearned fees in connection with the provision of residential real estate settlement services, including mortgage brokerage and lending services. Notwithstanding these prohibitions, RESPA permits payments for goods or facilities furnished or for services actually performed, so long as those payments bear a reasonable relationship to the market value of the goods, facilities or services provided. Failure to comply with RESPA may result in, among other things, administrative enforcement actions, class action lawsuits, cease and desist orders and civil and criminal liability. The mortgage and home equity products offered through LendingTree’s exchange are residential real estate secured loans subject to these provisions of RESPA. Consequently, our online relationships with Lenders, other companies and Websites on which we offer services are subject to RESPA’s prohibitions on payment or receipt of referral fees for referrals and for unearned fees or fee splits. We believe that we have structured these relationships to comply with RESPA. The applicability of RESPA’s referral fee and fee splitting prohibitions to these types of

Internet-based relationships, however, is unclear and the appropriate regulatory agency has provided limited guidance to date on the subject.

Risks Related To Our Stock Price And Corporate Control

     Sales Of Substantial Amounts Of Our Common Stock In The Public Market, Including Shares Offered by This Prospectus And Shares Issuable Upon The Conversion Of Shares Of Our 8% Convertible Preferred Stock, Could Have An Adverse Impact On the Market Price of Our Common Stock.

     Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the market price of our common stock. Substantially all of our outstanding shares of common stock are currently eligible for resale in the public market. As of March 31, 2002, we had 19,658,887 common shares issued and outstanding. At March 31, 2002, we also had 6,835,122 shares of Series A Preferred Stock outstanding, which were convertible into 7,416,279 shares of our common stock on such date. We have filed a registration statement registering the resale of shares of our common stock issuable upon conversion of the Series A Preferred Stock. The holders of the 8% convertible preferred stock are entitled to receive quarterly dividends equal to 8% per annum of the stated value per share payable at our option (i) in cash on each quarterly dividend date or (ii) by an upward adjustment to the stated value per share on each dividend payment date. If we continue to pay the dividends with adjustments to the stated value per share, the accrued dividends will result in additional shares of common stock being issued upon conversion of shares of 8% convertible preferred stock.

     At March 31, 2002, we also had outstanding options to purchase 6,441,185 shares of our common stock and warrants to purchase 888,789 shares of our common stock. Moreover, we may issue additional shares in acquisitions and may grant additional stock options to our employees, officers, directors and consultants under our stock option plans. Any substantial sales of such shares, including shares registered for resale in connection with our March 2001 financing transactions or shares held by our principal investors, officers, directors, or other affiliates, may cause our stock price to decline.

     Holders Of Our 8% Convertible Preferred Stock Have Greater Rights And Preferences Than Our Common Stockholders.

     The holders of our 8% convertible preferred stock have rights and preferences that are senior to those of our common stockholders in many significant respects. The existence of these rights and preferences may, in a given situation, result in a reduction in the value of our common stock. The preferential rights afforded to the holders of our 8% convertible preferred stock include the following:

•	Dividends and Distributions. Dividends must be paid to the holders of the 8% convertible preferred stock prior and in preference to the common stock.

•	Redemption Premium. We are required to redeem all shares of 8% convertible preferred stock that remain outstanding on March 20, 2006 at a 5% premium to the then current “stated value” per share, which equals $3.50 per share plus accrued and unpaid dividends. If a significant portion of the 8% convertible preferred stock remains outstanding on March 20, 2006, all or substantially all of our assets may be necessary to fund this redemption.

•	Price Protection. In certain circumstances, the economic value of the investment in our 8% convertible preferred stock is protected against future sales of common stock by us at prices below $3.50 per share. If we sell securities at a price below $3.50 per share, the price at which the 8% convertible preferred stock converts into common stock may be adjusted downward, which would automatically entitle these holders to receive additional shares of common stock upon conversion. No such protection exists with respect to our common stock.

•	Protective Provisions. So long as more than 1,377,143 shares of our 8% convertible preferred stock are outstanding, we are restricted from engaging in a variety of corporate actions without the consent of 68.5% of the shares of 8% convertible preferred stock then outstanding. These provisions may impede management’s ability to effect transactions that it believes to be in the best interests of all stockholders.

•	Liquidation Preference. In the event LendingTree is liquidated or dissolves, the holders of our 8% convertible preferred stock will be entitled to receive a liquidation preference equal to 105% of the then current stated value per share, before any distributions may be made to holders of our common stock.

•	Change in Control. Upon a merger or change in control, holders of our 8% convertible preferred stock may have the right to receive the greater of the liquidation preference described above or the consideration that they would have received if they had converted their shares of 8% convertible preferred stock into common stock immediately prior to the consummation of the merger or change in control event. In a non-cash transaction, the holders of 8% convertible preferred stock may effectively require that the other party to such transaction redeem the convertible preferred stock for a cash amount equal to the liquidation preference. These provisions may inhibit our ability to consummate a merger or change in control transaction and will likely reduce the proceeds of any such transaction to our common stockholders.

     Any of the foregoing rights and preferences may, in a given situation, disadvantage the holders of our common stock as compared to the holders of our 8% convertible preferred stock and may reduce the market price of our common stock.

     If Our Common Stock Price Drops Significantly, We May Be Delisted From the NASDAQ National Market, Which Could Eliminate The Trading Market For Our Common Stock.

     Our common stock is listed on the NASDAQ National Market. In order to continue to be included on the NASDAQ National Market, a company must meet certain maintenance criteria. Among other things, the maintenance criteria most applicable to us requires a market capitalization of $50 million and revenue of $50 million, a public float of 1.1 million shares with a value of $15 million, and a minimum bid price of $3.00. The public float excludes shares held directly or indirectly by any officer or director of LendingTree. As of March 31, 2002, we were in compliance with all such criteria. However, we cannot assure you that we will continue to meet these listing criteria. If our common stock were to be delisted, we would be required to meet the criteria for initial listing if we wanted to be listed on the NASDAQ National Market again. The initial listing standards are more stringent than the maintenance standards. Accordingly, we cannot provide assurances that if we were delisted we would be able to have our common stock relisted on the NASDAQ National Market. Further, if our common stock were to be delisted, it may become more difficult for us to raise funds through the sale of our common stock or securities convertible into our common stock.

     Our Equity Line And The Issuance Of Shares Thereunder May Cause Significant Dilution To Our Stockholders And May Have An Adverse Impact On The Market Price Of Our Common Stock.

     In the event that we utilize our common stock equity line arrangement with Paul Revere, which we refer to as the Equity Line, the resale by Paul Revere of the common stock that it purchases from us will increase the number of our publicly traded shares, which could depress the market price of our common stock. Moreover, as all the shares we would sell to Paul Revere would be available for immediate resale, the mere prospect of our sales to it could depress the market price for our common stock. The shares of our common stock issuable to Paul Revere under the Equity Line would be sold at a 5% discount to the volume-weighted average daily price of our common stock during the applicable draw down period and the proceeds paid to us upon each draw down would be net of a 4% placement fee to our placement agent, Ladenburg Thalmann, and an escrow agent fee of $1,000. If we were to require Paul Revere to purchase our common stock at a time when our stock price was low, our existing common stockholders would experience substantial dilution. The issuance of shares to Paul Revere could therefore dilute the equity interest of existing stockholders and could have an adverse effect on the market price of our common stock.

     If we were to access the Equity Line, the perceived risk of dilution may cause other stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

     We May Be Unable To Access All Or Part Of Our Equity Line.

     If our stock price and trading volume were to fall below threshold levels that we establish, then we would not be able to draw down on the Equity Line with Paul Revere. In addition, business and economic conditions may not make it feasible to draw down pursuant to this facility. Furthermore, if we are unable to keep a registration statement effective for those shares of common stock subject to the Equity Line, or if our common stock is delisted from The NASDAQ National Market, or if we experience a material adverse change to our business that is not cured within 45 days, the Common Stock Purchase Agreement may terminate, or we may not be able to draw down any funds.

     It May Be Difficult For A Third Party To Acquire LendingTree, Which Could Depress Our Stock Price.

     Delaware corporate law and our amended and restated certificate or incorporation and by-laws contain provisions that could have the effect of delaying, deferring, or preventing a change in control of LendingTree that our management and stockholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	Authorization to issue blank check preferred stock, which is preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to our common stockholders;

•	A staggered board of directors, so that it would take three successive annual meetings to replace all directors;

•	A requirement that business combinations either be approved by 80% of our stockholders or a majority of our continuing directors, or provide consideration to our stockholders in excess of established amounts;

•	Prohibition of stockholder action by written consent; and

•	Advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

•	In addition, we have entered into a stockholder rights agreement that makes it more difficult for a third party to acquire us without the support of our board of directors and principal stockholders.

     Our Executive Officers And Directors And Entities Affiliated With Them, Whose Interests May Differ From Other Stockholders, Have The Ability To Exercise Significant Control Over Us.

     Our executive officers, directors and entities affiliated with them, as a group, beneficially own approximately 43% of our voting stock. These stockholders are able to exercise significant influence over all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions, including a change of control of LendingTree. The interests of these stockholders may differ from the interests of our other stockholders.

SELLING STOCKHOLDERS

     In April 2002, we sold a total of 500,000 shares of our common stock to four investors in a private placement transaction exempt from registration under the Securities Act of 1933. As part of the definitive purchase agreements we entered into with respect to this transaction, we agreed to file a registration statement covering the resale of these shares of common stock by the selling stockholders. The 500,000 shares of our common stock that were issued in connection with the private placement are covered by this prospectus.

     No offer or sale of shares of our common stock under this prospectus may be made by a selling stockholder unless that stockholder is listed in the table below or until that stockholder has notified us and a supplement to this prospectus has been filed or an amendment to the registration statement has become effective. We will supplement or amend this prospectus when required to include additional selling shareholders upon request and upon provision of all required information to us.

     The table below lists the following information:

•	the name of each selling stockholder;

•	the number of shares and percentage of our common stock beneficially owned by each selling stockholder prior to the sale of any shares pursuant to this prospectus;

•	the number of shares that may be offered for resale by each selling stockholder pursuant to this prospectus; and

•	the number of shares and percentage of our common stock to be held by the selling stockholders if all shares covered by this prospectus were sold.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The information in the table reflects the most recent information furnished to us by each identified selling stockholder and assumes the sale of all of the shares covered by this prospectus by the selling stockholders. As of May 31, 2002, there were 20,988,804 shares of our common stock issued and outstanding. Except for its purchase of shares of our common stock in the private placement transaction in April 2002, none of the selling stockholders has held any position or office, or had any other material relationship with us, during the past three years.

	Shares Of Common Stock			Shares of Common Stock
	Beneficially Owned Before			Beneficially Owned After
	Any Shares Are Sold		Number of Shares	All Shares Are Sold Under
	Under This Prospectus		That May be	this Prospectus (1)
			Offered Pursuant
Name	Number	Percent	to this Prospectus	Number	Percent

Clipperbay & Co. (2)	600,000	2.9%	400,000	200,000	*

Anvil Investment Associates LP	50,000	*	50,000	0	*

Pequot Scout Fund, L.P. (3)	59,500	*	33,000	26,500	*

Pequot Navigator Offshore Fund, Inc. (3)	30,500	*	17,000	13,500	*

*	Indicates less than one percent.

(1)	We do not know when or in what amounts a selling stockholder may offer shares for sale. Because the selling stockholders may offer all or some of the shares pursuant to this prospectus and because, to our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders at any given time in the future. However, for purposes of this table, we have assumed that the selling stockholders will sell all shares covered by this prospectus.

(2)	Clipperbay & Co. is the nominee name for SMALLCAP World Fund, Inc. Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the investment adviser to SMALLCAP World Fund, Inc. and as such may be deemed to be the beneficial owner of the shares owned by such selling stockholder.

(3)	Pequot Capital Management, Inc. is the investment manager/adviser to these selling stockholders and as such has the power to direct such selling stockholders to dispose of and/or vote such shares. Therefore, Pequot Capital Management, Inc. may be deemed to be the beneficial owner of the shares owned by such selling stockholders.

     We entered into subscription agreements with the selling stockholders, in which we agreed to file a registration statement (of which this prospectus is a part) to permit the resale, on a continuous basis, of the shares of our common stock issued to the selling stockholders in the private placement. The subscription agreements require that we make this prospectus available to the selling stockholders, subject to the exceptions listed below, until the earlier of (i) the date on which we reasonably determine, based on an opinion of counsel, that the selling stockholders are eligible to sell all of the shares of common stock covered by this prospectus without the need for continued registration of such shares of common stock in a three month period or (ii) two years from the date the shares covered by this prospectus were issued. This time period is referred to as the effectiveness period.

     We may require the selling stockholders to suspend the sales of the common stock offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents in order to make the statements in these documents not misleading. We have agreed to prepare and file with the SEC prospectus supplements or amendments to the registration statement or documents incorporated by reference therein, in order to correct or change any such statements so that they are not untrue in any material respect or misleading. We will be permitted to delay the filing of any prospectus supplement or amendment to the registration statement, or to suspend the use of this prospectus, during any three periods (with each period not to exceed 60 days) if we determine in good faith that offers and sales of the shares covered by this prospectus should not be made because of the presence of material undisclosed circumstances or developments that would be premature to disclosure or the disclosure of which would have an adverse effect on us. Such a delay or suspension is referred to as a blackout period, and can occur for not more than 60 days at a time, with no more than two blackout periods permitted within any 12 month period.

PLAN OF DISTRIBUTION

     We are registering the shares of common stock covered by this prospectus for the selling stockholders. As used in this prospectus, “selling stockholder” includes the donees, transferees, successors-in-interest and others who may later hold the selling stockholders’ interests in the shares of our common stock covered hereby, and such persons are entitled to resell shares using this prospectus. We agreed, under the agreements described in the section of this prospectus entitled “Selling Stockholders,” to register the common stock sold to the selling stockholders in the private placement transaction and to indemnify the selling stockholders against certain liabilities, including liabilities arising under the Securities Act of 1933. We also agreed to pay the costs and fees of registering the shares of common stock, although the selling stockholders will pay any brokerage commissions, discounts or other similar expenses relating to the sale of the shares of common stock. We will not receive any proceeds for the sale of our common stock by the selling stockholders.

     The selling stockholders may sell the common stock being offered hereby in one or more of the following ways at various times:

•	on any national securities exchange or other market or quotation system on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	to underwriters for resale to the public or to institutional investors;

•	directly to institutional investors; or

•	through agents to the public or to institutional investors.

     The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the common stock at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. If underwriters are used in the sale, the common stock will be acquired by the underwriters for their own account and may be resold at various times in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. A distribution of the common stock by some of the selling stockholders may also be effected through the issuance by the selling stockholders or others of derivative securities, including warrants, exchangeable securities, forward delivery contracts and the writing of options.

     In addition, the selling stockholders may sell some or all of the shares of common stock covered by this prospectus through:

•	block trades in which a broker-dealer attempts to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	privately negotiated transactions.

     When selling the common stock, the selling stockholders may enter into hedging transactions. For example, the selling stockholders may:

•	enter into transactions involving short sales of the common stock by broker-dealers;

•	sell shares of common stock short and redeliver such shares to close out a short position;

•	enter into options or other types of transactions that require the selling stockholders to deliver common stock to a broker-dealer, who will then resell or transfer the common stock under this prospectus; or

•	loan or pledge the common stock to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

     The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. The selling stockholders and any broker-dealers involved in the sale or resale of the common stock may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In addition, the broker-dealers’ commissions, discounts or concession may qualify as underwriters’ compensation under the Securities Act.

     In addition to selling shares of common stock under this prospectus, the selling stockholders may:

•	agree to indemnify any broker-dealer or agent against liabilities related to selling the common stock, including liabilities arising under the Securities Act;

•	transfer shares of common stock in other ways not involving market makers or established trading markets, including directly by gift, distribution or other transfer;

•	sell shares of common stock under Rule 144 of the Securities Act rather than by means of this prospectus, if the transaction meets the requirements of Rule 144; or

•	sell shares of common stock by any other legally available means.

     To the extent required, the specific shares to be sold, the names of the selling stockholders, the respective purchase prices and the public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus forms a part.

     We are not aware of any agreements, arrangements or understandings between any of the selling stockholders and any brokers, dealers, agents or underwriters regarding the sale of shares or our common stock by the selling stockholders.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby have been passed upon for us by Kennedy Covington Covington Lobdell &Hickman, L.L.P., Charlotte, North Carolina.

EXPERTS

     The financial statements incorporated by reference in this prospectus have been audited by PricewaterhouseCoopers LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document that we file at the SEC’s public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov or at the Company’s web site at http://www.lendingtree.com.

     Our common stock is quoted on the Nasdaq National Market. Reports, proxy and information statements, and other information concerning our company may be inspected at the offices of the Nasdaq Stock Market, Inc. at 1735 K Street, NW, Washington, D.C. 20006.

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this prospectus.

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a),
13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

•	Our Annual Report on Form 10-K for the year ended December 31, 2001.

•	Our Quarterly Report on Form 10-Q for the period ended March 31, 2002.

•	Our Current Reports on Form 8-K dated March 28, 2002, April 16, 2002 and April 24, 2002.

•	Our Registration Statement on Form 8-A filed on January 28, 2000, as updated by the “Description of Capital Stock” contained in our Registration Statement on Form S-3 (Registration No. 333-60688).

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Investor Relations, LendingTree, Inc.,
11115 Rushmore Drive, Charlotte, NC 28277. Our telephone number is (704) 541-5351, and our facsimile number is 704-541-1824.